Exhibit 23.1

Independent Auditor's Consent

We hereby consent to the incorporation by reference in the Registration Statement No. 333-218663 and Registration Statement No. 333-180340 on Form S-8 of Bel Fuse Inc. of our report dated February 13, 2020, with respect to the balance sheet of certain business components and portions of CUI Global, Inc.’s Power and Electromechanical Business as of December 31, 2018, and the related statements of income, changes in net parent investment, and cash flows for the year ended December 31, 2018, which report appears in this Form 8-K of Bel Fuse Inc. dated February 14, 2020.

Our report on the financial statements refers to a change in accounting for revenue recognition due to the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers.

/s/ Perkins & Company, P.C.

Portland, Oregon

February 13, 2020